Howard H. Lamar III phone: (615) 742-6209 fax: (615) 742-2709 e-mail: hlamar@bassberry.com	150 Third Avenue South, Suite 2800 Nashville, TN 37201 (615) 742-6200

September 17, 2012

Via EDGAR and E-mail

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Emdeon Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed August 29, 2012
File No. 333-182786

Dear Ms. Ransom:

On behalf of Emdeon Inc. (the “Company”), we are herewith filing Amendment No. 2 (“Amendment No. 2”) to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”), which was filed with the Securities and Exchange Commission (the “Commission”) on August 29, 2012 (the “Registration Statement”). For your convenience, we have enclosed herewith four marked copies of Amendment No. 2, which have been marked to show changes made to Amendment No. 1, as well as four unmarked copies of Amendment No. 2.

Set forth below are the Company’s responses to (i) the comment of the Staff of the Commission (the “Staff”) contained in its letter to the Company, dated September 11, 2012 (the “Staff Comment Letter”) and (ii) an oral comment from the Staff received on September 12, 2012 (the “Staff Oral Comment”). For ease of review, we have set forth below the Staff’s comments and the Company’s responses thereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

Staff Comment Letter: We note your response to prior comment 8 and intent to satisfy the guidance in our Financial Reporting Manual by providing a presentation and

Securities and Exchange Commission

September 17, 2012

discussion by segment. However, while infrequent or unusual items like transaction costs are allocated to segments in the Note 20 on page F-41 those costs are not presented as segment expenses in the table within MD&A on page 73, but instead are included as corporate expense. For clarity, please rename the SMG&A subtotal and corporate expense line item to more accurately describe the costs that are excluded and included, and provide a footnote to explain what is included and excluded similar to the reconciliation you provided in response to our comment.

Response: The disclosure has been revised on page 73 of Amendment No. 2 in response to the Staff’s comment.

Where You Can Find More Information, page 291

Staff Oral Comment1: We note your revisions to the fourth sentence in response to comment 16 from our letter dated August 16, 2012, but we are unable to conclude that these revisions comply with Securities Act Rule 411(a). Therefore, we reissue comment 16.

Response: The disclosure has been revised on page 294 of Amendment No. 2 in response to the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (615) 742-6209.

Very truly yours,

/s/ Howard H. Lamar III

Howard H. Lamar III

Enclosures

Cc:	Gregory T. Stevens, Executive Vice President, General Counsel and Secretary, Emdeon Inc.
Craig E. Marcus, Ropes & Gray LLP

[1]	As the comment was conveyed by telephone, the description above is not verbatim, but is intended to be a summary based on notes taken by counsel.